THE CENTENNIAL VARIABLE ANNUITY

AN INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company of New York
and its
ReliaStar Life Insurance Company of New York Variable Annuity Funds M P Q

Supplement dated February 21, 2008, to the prospectus dated April 30, 1996, as supplemented.
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IMPORTANT INFORMATION REGARDING THE INVESTMENT FUNDS AVAILABLE THROUGH YOUR CONTRACT

The information in this supplement updates and amends certain information contained in the Prospectus dated April 30, 1996, as supplemented. Please read it carefully and keep it with your prospectus for future reference.

Effective immediately the following investment funds are available under the Separate Account. Any other investment funds that were previously added are no longer available for investment.

- ING FMR^{SM} Diversified Mid Cap Portfolio (Class I) [1]
- ING PIMCO High Yield Portfolio (Class S) [2]
- ING VP Money Market Portfolio (Class I) [3]

Investment Fund Fees and Expenses. Please see the current prospectuses for the investment funds referenced above for information concerning their fees and expenses.

Investment Fund Investment Advisers/Subadvisers and Investment Objectives. The following information lists the investment advisers and subadvisers and information regarding the investment objectives of the investment funds referenced above. Please see the prospectuses and Statements of Additional Information for these investment funds for more information concerning their investment advisers, subadvisers and investment objectives.

There is no assurance that the stated objectives and policies of these investment funds will be achieved. Shares of the investment funds will rise and fall in value and you could lose money by investing in the Sub-Accounts that invest in these investment funds. Shares of the investment funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

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[1] Prior to 1998, the Oppenheimer Aggressive Growth Fund was known as the Oppenheimer Growth Fund. Effective May 1, 1998, the Oppenheimer Aggressive Growth Fund changed its name to the Oppenheimer Capital Appreciation Fund. Effective April 29, 1999, the Oppenheimer Capital Appreciation Fund changed its name to the Oppenheimer Capital Appreciation Fund/VA. Effective April 28, 2006, pursuant to an order from the SEC the ING FMR^{SM} Diversified Mid Cap Portfolio (Class I) was substituted for and replaced the Oppenheimer Aggressive Growth Fund/VA.

[2] Effective April 28, 2006, pursuant to an order from the SEC the ING PIMCO High Yield Portfolio (Class S) was substituted for and replaced the Oppenheimer High Income Fund/VA.

[3] Effective April 28, 2006, pursuant to an order from the SEC the ING VP Money Market Portfolio (Class I) was substituted for and replaced the Oppenheimer Money Fund/VA.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Fidelity Management & Research Co.	Seeks long-term growth of capital.
ING PIMCO High Yield Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING VP Money Market Portfolio	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity.